Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on October 9, 2013. With regard to the election of the following Trustee of the Fund:

			Number of Shares		Number of Shares
			In Favor			Withheld

Richard L. Sutton	100,841,719.300	  		2,417,135.350
John R. Bartholdson	100,952,039.647	  		2,306,815.003


The other Trustees of the Fund whose terms did not expire in 2013 are T. Ritson Ferguson, Asuka Nakahara, and Frederick Hammer.